Exhibit (a)(5)(i)

Kulicke & Soffa Announces Tender Offer for 1.0% Convertible Subordinated Notes Due 2010

Fort Washington, PA – January 6, 2009 – Kulicke & Soffa Industries, Inc. (NASDAQ: KLIC) (“K&S”) announced that it has commenced a tender offer today to repurchase for cash (the “Offer”) up to all of its $62,000,000 aggregate principal amount of its outstanding 1.0% Convertible Subordinated Notes Due 2010 (the “Notes”). The terms and conditions of the Offer are set forth in the Offer to Purchase dated January 6, 2009 (the “Offer to Purchase”) and the related Letter of Transmittal (the “Letter of Transmittal”) to be distributed to holders of the Notes.

The Company is offering to purchase the Notes at a price of $720 for each $1,000 of principal amount of Notes tendered, plus accrued and unpaid interest up to, but not including, the date the Notes are paid pursuant to the Offer.

The Offer will expire at 12:00 midnight New York City time on February 9, 2009 unless extended or earlier terminated by the Company. Any Notes purchased pursuant to the Offer will be cancelled and will cease to be outstanding.

The holders of the Notes may obtain copies of all the offering documents, including the Offer to Purchase and Letter of Transmittal, free of charge at the SEC’s website (www.sec.gov) or from the Company’s website (www.kns.com).

The Company has retained Oppenheimer & Co. Inc. to act as Dealer Manager in connection with the Offer.

The Bank of New York Mellon has been appointed to act as the depositary for the Offer, and Laurel Hill Advisory Group, LLC has been appointed to serve as Information Agent.

Neither the Board of Directors of the Company nor any other person makes any recommendation as to whether holders of Notes should tender their Notes and no one has been authorized to make such a recommendation. Holders of Notes must make their own decisions as to whether to tender their Notes, and, if they decide to do so, the principal amount of Notes to tender.

THIS PRESS RELEASE IS FOR INFORMATIONAL PURPOSES ONLY AND IS NOT AN OFFER TO BUY OR THE SOLICITATION OF AN OFFER TO SELL ANY OF THE COMPANY’S 1.0% CONVERTIBLE SUBORDINATED NOTES DUE 2010. THE SOLICITATION AND THE OFFER TO BUY THE COMPANY’S CONVERTIBLE SUBORDINATED NOTES WILL ONLY BE MADE PURSUANT TO THE OFFER TO PURCHASE AND RELATED MATERIALS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. NOTEHOLDERS SHOULD READ THESE MATERIALS CAREFULLY BECAUSE THEY CONTAIN IMPORTANT INFORMATION, INCLUDING THE TERMS AND CONDITIONS OF THE OFFER. NOTEHOLDERS WILL BE ABLE TO OBTAIN THE OFFER TO PURCHASE AND RELATED MATERIALS WITH RESPECT TO THE TENDER OFFER FREE OF CHARGE AT THE SEC’S WEBSITE AT WWW.SEC.GOV OR FROM THE INFORMATION AGENT, LAUREL HILL ADVISORY GROUP, LLC AT 100 WALL STREET, 22ND FLOOR, NEW YORK, NEW YORK 10005. BANKS AND BROKERS CALL: (917) 338-3181 AND ALL OTHERS CALL TOLL FREE: 1-888-742-1305.

About Kulicke & Soffa

Kulicke & Soffa (NASDAQ: KLIC) is a global leader in the design and manufacture of semiconductor assembly equipment. As a pioneer in this industry, K&S has provided customers with market leading packaging solutions for decades. In recent years K&S has expanded its product offerings through strategic acquisitions, adding die and wedge bonders and a broader range of expendable tools to its core wire bonding products. Combined with its extensive expertise in process technology, K&S is well positioned to help customers meet the challenges of assembling the next-generation semiconductor devices. (www.kns.com)

Contacts:

Geoff Grande, CFA

FD

P: (617) 747-1721

F: (617) 747-1711

geoff.grande@fd.com

Tom Johnson

Director – Investor Relations & Corporate Communications

Kulicke & Soffa

P: (215) 784-6411

F: (215) 784-6167

tjohnson@kns.com

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